[Third Point Letterhead]


July 16, 2007


Samuel Broder, M.D.
Ms. Karen A. Dawes
Mr. Bradford S. Goodwin
Laurence Jay Korn, Ph.D.
John S. Saxe, Esq.
L. Patrick Gage, Ph.D

PDL BioPharma, Inc.
34801 Campus Drive
Fremont, CA  94555

Dear PDL Non-Management Board Members:

We are dismayed by the lack of progress that the Board has made in addressing the concerns that we have set forth, most recently in our meeting in Palo Alto on June 19th. In the four weeks that have elapsed since that meeting, the only official communication that we have received from the Company has been a cursory "form letter" from Patrick Gage. Although we understand that you recently directed your financial and business advisors to explore all options to increase shareholder value, we believe that directive will prove futile so long as Mr. McDade remains CEO.

Accordingly, it is critical that you, the non-management directors, exercise your fiduciary duty and finally take action: terminate Mr. McDade before he is allowed to destroy shareholder value at our Company for even one more day. For the many reasons of which you have been apprised, and understand well, as long as you allow Mark McDade to remain as Chief Executive Officer of PDL BioPharma ("PDL", or "the Company") you are not acting in the best interests of, nor fulfilling your fiduciary duty to, PDL's shareholders.

We know that most of you understand the "chain of command" at companies incorporated in Delaware. However, if there is any uncertainty concerning directors' legal responsibilities, we suggest that you consult immediately with your counsel at DLA Piper, who will certainly confirm to you that:

     1) A board of directors must work for, and only for, the company's shareholders,

     2) A company's management team serves at the discretion of the board of directors and


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Non-Management Board Members
PDL BioPharma, Inc.
July 16, 2007
Page 2

     3) The board of directors is responsible for ensuring that a company's management team works effectively and in the best interests of the company's shareholders

Too often we've come across public company directors who don't understand or accept these legal principles, and, in fact, believe instead that they work for, or as equal partners with, a company's management team. We fear, based on empirical evidence, that a minority of the PDL Board members may still hold those erroneous beliefs. As you can imagine, it is in such situations, wherein directors become too closely aligned with senior management, and thus fail to police them properly, that ineffective and/or unethical managers are often allowed to remain in office despite the obvious destruction of shareholder value they cause.

We trust that you are well aware of, and have paid especially close attention to, the recent shareholder-friendly initiatives undertaken by both the boards of Pfizer and Schering-Plough. It is now time for each of you to fulfill your own fiduciary obligations by immediately taking the necessary and obvious "shareholder-friendly" actions to benefit PDL's shareholders.

Many Reasons for McDade's Immediate Dismissal from PDLI
-------------------------------------------------------

Mr. McDade's record of incompetence, egregiously bad business judgment and serious ethical lapses has been well documented by one of PDL's founders, numerous current and former employees, as well as by Third Point. These concerns undoubtedly have been weighing on your minds as you have been considering the future of the Company. It is abundantly clear that the most immediate, positive, obvious and profoundly shareholder-friendly action that you can and should take is to remove Mark McDade as CEO of our Company. We have presented you with overwhelming evidence, both professional and personal, as to why Mr. McDade's continued employment as CEO of PDL is unquestionably against the best interests of the Company's shareholders, and we know that you have uncovered additional supportive evidence and sources during your ongoing months-long investigation.

Specifically:

     1) We have presented you and your advisors with evidence that Mr. McDade was engaged in discussions with a large pharmaceutical company for approximately six months in late 2006 and early 2007 that could have led to an acquisition of PDL in the $32-$34 per share range (or more, as this was just the initial indicated range). As we have discussed, at least two in-person meetings were held at the CEO-to-CEO level, many additional discussions took place with the potential acquirer's business development head and other senior managers, and investment bankers were involved in these discussions (which were clearly aimed at an acquisition of the Company rather than simply partnering discussions). As we have related to you, we believe that the deal did not transpire because Mr.


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Non-Management Board Members
PDL BioPharma, Inc.
July 16, 2007
Page 3

          McDade insisted on being the only point of contact at PDL until the very end of the process, was unresponsive to due diligence demands and was unreasonable in his dealings with this company.

          While we do not believe that $32-$34 is a fair valuation for PDL, we are very troubled - in fact, astonished - that Mr. McDade kept the existence of these advanced discussions a secret from the Board, thus preventing you from fulfilling your fiduciary duties by deciding how best to handle this process for the benefit of PDL's shareholders. And, indeed, how do we know whether there have been similar situations where the Board was kept in the dark, to the collective detriment of the Company and its shareholders? We believe that this episode alone is grounds for dismissal of Mr. McDade, as he breached his duty to keep the Board fully informed of material developments at the Company that could significantly impact shareholder value, and because he demonstrated that he cannot be trusted going forward to reveal to the Board other material information that might be best for shareholders - versus his own self-interest.

     2) We have also provided you with evidence that Mr. McDade did not fully and honestly communicate to the Board the advice that he received from the Company's internal and external financial advisors not to move PDL's corporate headquarters to Redwood City. As we have noted in previous letters, and as is supported in correspondence that we have forwarded to you from PDL employees (as well as your own due diligence on this matter), this move will unnecessarily cost the Company $100 million in up-front costs in addition to significant ongoing incremental operating expenses. Clearly this money could have been far better utilized to benefit shareholders by advancing the Company's pipeline. In addition, many important employees have already left PDL as a result of the pending move, and many others plan to resign once the move takes place later this year.

     3) We have provided you with some of the considerable unsolicited incoming correspondence and contacts (unprecedented in our history in both volume and universally negative sentiment!) showing that PDL has been, and continues to be, an increasingly dysfunctional company under Mr. McDade's stewardship. As you are further aware, both from us and your own investigation, the Company has lost a disproportionate number of senior employees under Mr. McDade (and Rich Murray as well) in all areas of the Company - but most alarmingly within the scientific staff. These employees were either forced out by, or left as a result of, current management's blatant favoritism and poor strategic vision and execution. As a result, virtually all of the senior scientists who developed the critical and innovative technologies that formed the foundation of PDL are no longer at the Company. Our correspondents and contacts have universally reported that PDL's work environment is rife with employee unhappiness and self-interested management, one in which blind loyalty to Mr. McDade is rewarded over


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Non-Management Board Members
PDL BioPharma, Inc.
July 16, 2007
Page 4

          competence, and that PDL is a company with no coherent regulatory or R&D strategy, in which senior management is not accessible to subordinates (even those also at senior levels) and is detached from day-to-day operations. And only favoritism, or worse, seems to be capable of explaining the mysterious rise of Jeanmarie Guenot, and, before her, Laurie Torres. To the extent that the Board continues to retain Mr. McDade, it must shoulder the ultimate blame for this dysfunctional work environment.

     4) As you know, Mr. McDade has consistently disappointed the financial community by missing the earnings and sales projections and product development timelines that he has forecast, and has consistently exceeded expense (both SG&A and R&D) estimates. Moreover, Mr. McDade has been grossly ineffective in communicating "the PDL story" to the investment community. Consequently, since our first SEC filing over four months ago the vast majority of "sell side" research analysts have spoken out in favor of Third Point's proposals for the Company; you are, of course, well aware of this, as we've shared many of these reports with you. However, the fallout from Mr. McDade's mismanagement and credibility deficit can be seen most clearly in the stock charts we provided to you as part of our comprehensive 75-page board meeting handout last month (the summary page of which is attached as an exhibit to this letter) - PDL's stock has performed woefully in recent years (before Third Point's investment in the stock was made public), relative to the stocks of its partners, biotech peers, and the markets in general. The quantifiable expression of the stock market's view of the "McDade liability" is that when we accumulated our stake in PDL the enterprise value of the Company was BELOW the net present value of the Company's current royalty streams (and we believe it is now trading at just a small premium to the value of these royalties). In other words, up until the public revelation of our involvement in PDL's stock (i.e., until investors believed that there was hope that change was on the way), investors ascribed NEGATIVE value to everything in the Company other than the royalties from the Queen patent portfolio. There is no better measure of Mr. McDade's value destruction and lack of credibility with the investment community than the fact that, in the aggregate, investors believe that PDL's specialty pharma products, NOLs, real estate, technology platform and entire R&D pipeline have a negative value in Mr. McDade's hands!

     5) Mr. McDade lacks the ability to communicate with the investment community effectively in part because he has a poor understanding of even basic financial concepts - another major concern we have communicated to the PDL Board many times. As we have discussed, he was puzzled when we discussed the concept of internal rate of return (IRR) analyses on research and development projects, and indeed called us back to ask what we meant by this. He readily admitted to us that he has not properly thought through nor effectively utilized PDL's tax credits, which has and will result in reduced value for PDL shareholders. (We do not mean to suggest that PDL's CEO must be a tax expert - all we expect is that he or


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Non-Management Board Members
PDL BioPharma, Inc.
July 16, 2007
Page 5

          she take ownership of the issue and develop a plan with the appropriate experts rather than ignoring an important and readily exploitable Company asset.)

          Also, as you know, Mr. McDade was the driving force behind PDL's controversial decision to purchase ESP Pharma, which soon thereafter resulted in asset writedowns. Incredibly, and embarrassingly, as recently as two weeks ago Mr. McDade tried to spin the ESP acquisition to the financial community as a success story - rather than properly admitting that while it might have made some sense strategically at the time the deal was struck, given Messrs. McDade and Murray's abject failure to advance the PDL pipeline effectively, it has ceased to make sense for the Company and has been, therefore, indisputably disappointing.

          Of course, as evidence of Mr. McDade's lack of financial acumen one need only look at his demonstrated propensity to overspend wildly. We have already presented you with our analysis (corroborated by multiple brokerage research reports that were also included in our information package, as well as the study being performed by Bain at our request) showing that PDL is massively overspending on R&D and SG&A versus peer biotech companies and pointing out that these ratios will soon become astronomical when PDL's specialty pharma revenues decline as patents begin to expire in a couple of years - despite what Messrs. McDade and Gage would have you believe through their attempted manipulation of numbers. This is, unfortunately, not just an isolated example of his overspending. Another sobering example is Mr. McDade's experience as CEO of Signature BioScience directly prior to his joining PDL. Specifically, we suggest that you read again (and PDL investors not familiar with Mr. McDade's history as a CEO should read for the first time) the East Bay Business Times story dated February 15, 2002 entitled "Biotech firm makes deals in new strategy."(1) In this story (included in your packages along with other stories and correspondence regarding Mr. McDade's background), you have undoubtedly noted that the "gameplan" Mr. McDade laid out for Signature is disquietingly similar to the one he has been trying to implement at PDL: imprudently and unproductively overspending on R&D and to acquire products, building headcount exponentially and squandering much-needed corporate capital by moving unnecessarily to a fancy new corporate headquarters. What the story doesn't say is that within a year Signature went bankrupt, in no small part as a result of Mr. McDade's out-of-control spending. Mr. McDade's stewardship at PDL has shown that he clearly has not learned his lesson about out-of-control spending. We sincerely hope that you are struck by the similarities here and will not allow history to repeat itself at PDL.



---------------------------
(1)      http://www.bizjournals.com/eastbay/stories/2002/02/18/story4.html


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Non-Management Board Members
PDL BioPharma, Inc.
July 16, 2007
Page 6

     6) Lastly, we have presented you with copious correspondence from current and former PDL employees charging that Mr. McDade has committed serious ethical breaches at PDL that have compromised the interests of PDL's shareholders. Specifically, we believe, based on numerous incoming emails, faxes and telephone calls, as well as our own diligence, that Mr. McDade has promoted unqualified people to senior positions within PDL (or allowed them to maintain their jobs) as the result of personal relationships, not job-based performance. As you are aware, these issues have often been described as "open secrets" within PDL. While Mr. McDade's personal life should be just that - "personal" - it has become a concern of ours (and should be of yours) due to apparent serious breaches of corporate policy that, most importantly, appear to have seriously harmed PDL's shareholders.

Each of the six issues above is cause for the immediate dismissal of Mr. McDade and compelling evidence that he is not the right person to lead PDL. In addition, we note that Mr. McDade failed to discuss certain litigation strategies with the Board which apparently led to the resignation of the PDL Board's former Chairman earlier this year; and, he has attempted, unsuccessfully, to sell the investment community on his long-term plan for PDL while at the same time selling significant amounts of his own stock. We also want to remind you that while we have been communicating with the PDL Board about our concerns for over four months, we have had raised these same concerns directly with Mr. McDade for over a year.

In contrast to Mr. McDade's gross and unarguable incompetence, we continue to be impressed with the industry backgrounds and accomplishments of the non-management members of the PDL Board - and appreciate the good reputations that you have built during your respective careers in this field. Again, we urge you to uphold your obligations as shareholder fiduciaries by immediately removing Mr. McDade as CEO before he can further tarnish this Company - and its Board - with the negative and embarrassing reputation that he has so unfortunately earned.


The McDade Investigation
------------------------

While we were happy to learn that the Audit Committee has recently brought on Latham & Watkins to assist in the ongoing investigation of Mark McDade, we remain concerned about the thoroughness of the investigation, which has already taken many months. Specifically (and we believe that others involved share these concerns), we believe that the attorney initially retained to conduct the investigation, and still responsible for most of it: 1) is not sufficiently qualified to run an investigation of this scope and importance, 2) may not be truly independent, as we fear that PDL's regular corporate counsel may have played an important role in the retention of the investigating firm, 3) has failed to ask pertinent and obvious questions of the interviewees, 4) has been extremely passive in her approach to the investigation (for instance, key former executives and Board


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Non-Management Board Members
PDL BioPharma, Inc.
July 16, 2007
Page 7

members of PDL were not contacted until at least a month into the investigation), 5) has still not contacted important financial advisors with knowledge of the issues being examined, 6) had still not spoken with Mark McDade or other senior executives of PDL as of two weeks ago, 7) was unable to supply the Audit Committee with the arrest record of a key employee whose termination we also support, 8) does not possess the necessary investigative skills, nor mandate to bring in specialists, and 9) has not investigated PDL's or other email systems that are likely to yield important evidence.

We find these lapses impossible to comprehend if this is truly intended to be an earnest investigation. While we are deeply troubled by the negligence exhibited in the investigation, we do want to state clearly that Mr. McDade's removal as CEO should not wait until the conclusion of this investigation; for all of the reasons delineated earlier in this letter (lack of candor with the Board on issues critical to creating/destroying shareholder value, mass exodus of talented personnel from the Company, with more coming imminently; loss of credibility with the financial community; inability to create value for shareholders over many years, etc.), Mr. McDade should unequivocally be removed immediately as CEO regardless of the timing or results of the investigation, while the investigation should be continued as necessary to support the legal argument of terminating Mr. McDade for cause.

It was undoubtedly clear to all of you, given the inexplicably discourteous way that we (by far PDL's largest shareholder) were treated by your Chairman during our meeting last month (which led to one of you taking him to task for it during the meeting) that our views and conversations had not been accurately portrayed to you by Messrs. McDade and Gage in the months leading up to the meeting. We believe that our meeting cleared up these biased, self-interested characterizations and trust, then, that the Board now understands that based on substantial persuasive evidence we are simply asking you to take actions in the best interest of ALL PDL shareholders. Again, to highlight, these actions are to
1) terminate Mr. McDade immediately, and then promptly thereafter, 2) empower a truly independent investment banker to conduct a full and unbiased study of all possible strategic outcomes for shareholders, so that the Board is in full possession of such analysis before making any further critical decisions (as you know, in our handout we presented you with our latest analysis showing that PDLI is worth over $40 per share to a strategic buyer - our due diligence with potential acquirers subsequent to our meeting has confirmed this. However, we are open to whatever outcome is best for PDL shareholders, so long as a true and thorough process, and careful review by the Board, is first conducted.).

As you all know, we have many other specific concerns related to the fact that PDL shareholders' best interests have clearly been given short-shrift under Mr. McDade. However, as we believe that many of these issues will be remedied by terminating Mr. McDade's employment, we will agree to hold off for the very near-term on raising these issues publicly in anticipation of the PDL Board deciding to take immediate action to fulfill its fiduciary duties.

Non-Management Board Members
PDL BioPharma, Inc.
July 16, 2007
Page 8

Sincerely,

/s/ Daniel S. Loeb

Daniel S. Loeb

Attachment:  Outline Provided to PDL Directors for June 19, 2007
             Meeting with Third Point

                                                                      Attachment

           Outline for Meeting with PDL Biopharma Directors on 6/19/07
           -----------------------------------------------------------

A. Lack of Financial Discipline:
   ----------------------------
     1. R&D as a percentage of product sales is 126% in 2007, 126% 2008E & 124% in 2009E
               a. Most industry comps are <30%, AMLN 29%, GENZ 18%, GILD 14%, MEDI 29%, AMGN 23%, CELG 28%
               b. No comparables even approach PDL's (as Queen patent royalties are not product sales) (additional analysis provided in package)
     2. R&D has increased by >4 1/2X since 2002 (Mark McDade's tenure) from $58M to $265M
               a. Extraordinary R&D expense increase has been (counter-intuitively) accompanied by a sharp decrease in R&D productivity, as no NCE's discovered since 2002 have progress past PI development
     3. SG&A has increased by >3 1/4X, $32M to $105M, since 2004, the year prior to the ESP acquisition
               a. Extraordinary SG&A increase has unfortunately been accompanied by increasingly negative Free Cash Flow: ($10M) in 2005 to ($25M) in 2007E (ML)
               b. Since the ESP acquisition, the percentage increase in SG&A, 228%, is triple the increase in (ESP) product sales 69% (incl. Retavase)
               c.   Headcount has tripled since 2002

B. Inability to Deliver on Plan/Expectations:
   -----------------------------------------
     1. Ularitide clinical development & partnership delayed (PII results were released in 4/05)
     2. Nuvion development delayed (PI/II results released in 5/05, PII/III trials continue to enroll)
     3. Consistently misses EPS & revenue expectations (despite providing company guidance)

C. Circumvention of the Board:
   --------------------------
     1. Acquisition negotiations with major pharma (in H2 `06) not disclosed to Board of Directors
     2. Lawsuit filed without thoroughly venting with Chairman/Board (led to exodus of PDL's Chairman who stayed with Alexion).
     3. Internal & external financial advisors counseled McDade against moving headquarters

D. Support for Third Point's Position from Multiple Constituencies:
   ---------------------------------------------------------------
     1.   Dr. Cary Queen's public letter & website- www.fixpdl.com
     2. Respected biotech CEO, Jean-Jacques Bienaime, proactively joins Third Point's effort
     3.   Plethora of employee correspondence (copies provided in package)
     4. Wall Street sell-side analysts: Merrill Lynch, Prudential, Wachovia, Deutsche Bank, Susquehana, Leerink Swan (copies provided in package)
     5. Preponderance of shareholders, incl. largest during past decade, support Third Point
     6. Stock price appreciation follows Third Point's involvement (events graph provided)

E. Reasons to Add 3 Third Point Nominees to PDL Board:
   --------------------------------------------------
     1. Experience making money for our investors- grown assets from $6M to $6B in 12 years
     2. Experience restructuring biotech companies, i.e. Ligand, Nabi, Ception (Fulcrum)
     3. Experience working collegially & productively with existing/legacy boards
     4. Abundance of value-added industry contacts, incl. CEO's, BD execs, analysts, IB's
     5. Bring a differentiated, Wall Street oriented perspective/expertise to augment the existing Board member's scientific, legal & operational expertise
     6. PDL's shareholders & analysts have spoken with their wallets and their recommendations

Solutions:
----------
     1)   Add 3 Third Point nominees to PDL's Board of Directors
     2) Slow the progression of the Ularitide & Nuvion Partnerships until all alternatives are considered. Note that antibody company valuations (i.e. Medimune $15B, Domantis $454 {pre-clinical assets}, Cambridge Antibody $1.2B {3% royalty on Humira}) far exceed that of specialty pharma companies (additional analysis provided in package).
     3)   Replace Mark McDade as CEO